Dechert LLP

1900 K Street, NW
Washington, DC  20006-1110

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www.dechert.com

April 24, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Edward Bartz

Re:

Fidelity Salem Street Trust (the “Trust”)

Fidelity Intermediate Treasury Bond Index Fund

Fidelity Long-Term Treasury Bond Index Fund

Fidelity SAI Long-Term Treasury Bond Index Fund

Fidelity SAI U.S. Treasury Bond Index Fund

Fidelity Series Long-Term Treasury Bond Index Fund

Fidelity Short-Term Treasury Bond Index Fund (the “Funds”)

File Nos. 002-41839 and 811-02105

Post-Effective Amendment No. 369

Dear Mr. Bartz:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 369 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which accompanies this letter.  In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company (“FMR”), the Funds’ investment adviser.  FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson